FOR IMMEDIATE RELEASE: June 16, 2008

ATNA COMPLETES CONSOLIDATION OF SEVEN-UP PETE GOLD PROPERTY

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) is pleased to announce that it has consolidated the Seven-Up Pete gold property with the acquisition of nine patented mining claims and a 50 percent interest in two additional patented mining claims, that it did not already own or lease. The property is located near Lincoln, Montana. The purchase consolidates the entire known body of mineralization at Seven-Up Pete and increases Atna’s land position to 23 patented claims and 74 unpatented claims.

An historic, non NI43-101 compliant, estimate of mineralized material for Seven-Up Pete, including the acquired claims, was completed by Phelps Dodge Corporation in 1991 and 1993. This estimate totaled 23.7 million tons grading 0.035 ounces of per ton gold (“opt”) and containing 837,000 ounces gold at a 0.02 opt gold cutoff grade. Approximately 28 percent of this total is attributed to the newly acquired claims.

The aggregate acquisition cost is US$500,000 in cash and 604,308 common shares of Atna, the issuance of which was approved by the Toronto Stock Exchange. The Seller retains a four percent net smelter return royalty on the claims purchased.

“We are delighted to complete this transaction, which is the final step in consolidating the overall property at Seven-Up Pete. This acquisition creates a project of sufficient size to justify an investment in feasibility study work and permitting. Our first step will be to complete a NI43-101 compliant estimate of mineral resources,” states James Hesketh, President & COO.

Between 1989 and 1993, exploration, bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted on the Seven-Up Pete property. By 1993, a total of 378 drill holes totaling 159,410 feet of drilling and some 8,000 feet of surface trenching was completed. The project remains open for possible extension both along strike and to depth. Feasibility studies were completed in 1993 and 1991 that described an open pit mining operation with a CIL mill that utilized cyanide based gold recovery systems producing 75,000 ounces of gold per annum over a 7.5 year life. Atna retains the information from these studies including drill core and reverse circulation (“RC”) chips.

Preliminary metallurgical test work indicates that a high 92 percent to 96 percent of the gold can be recovered by conventional gravity and flotation methods to make a higher grade gold concentrates. Final processing of the gold concentrate may be done off site. State law currently prohibits the use of cyanide gold recovery for open pit mining in Montana. Additional metallurgical test work and optimization studies will be required to determine the most economic treatment process.

The Seven-Up Pete property is covered by middle Tertiary andesitic volcanic rocks. The most important controls on mineralization at Seven-Up Pete are north to northwest-trending faults that have localized quartz-pyrite-precious metal mineralization. The structures generally dip to the west and can be up to 150 feet wide. Gold and silver occur in high grade quartz veins localized near the margins of the shear zone and in lower grade shattered zones between the high grade veins. Gold occurs as free gold and submicroscopic particles associated with pyrite.

For additional information on Atna Resources and the Seven-Up Pete Property, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to possible historic estimates of non-NI43-101 compliant estimates of mineralized material at Seven-Up Pete. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices, accidents and other risks associated with mining exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and COO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com